

05041708

SI [illegible] MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downing & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Village Green North
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Downing 508-224-0102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downing & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

Independent Auditor's Report

To the Board of Directors of
Downing & Co., Inc.
Plymouth, Massachusetts 02360

We have audited the accompanying balance sheets of Downing & Co., Inc. at December 31, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downing & Co., Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 25, 2005

DOWNING & CO., INC.

Balance Sheets
As of December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 7,745	$ 6,395
Due from Parent	46,513	47,513
TOTAL CURRENT ASSETS	54,258	53,908
TOTAL ASSETS	$ 54,258	$ 53,908

LIABILITIES AND CAPITAL

	2004	2003
CURRENT LIABILITIES:		
Accrued Expenses	$ 456	$ 456
TOTAL CURRENT LIABILITIES	456	456
CAPITAL:		
Capital Stock - Common, No Par Value		
Authorized 10,200 Shares; Issued 1,400 Shares	1	1
Paid in Capital	42,000	42,000
Retained Earnings	26,801	26,451
Total	68,802	68,452
Less - Treasury Stock - 140 Shares At Cost	15,000	15,000
TOTAL CAPITAL	53,802	53,452
TOTAL LIABILITIES AND CAPITAL	$ 54,258	$ 53,908

The accompanying notes are an integral part of the financial statements.


Raphael Raphael LLP
Certified Public Accountants and Consultants

DOWNING & CO., INC.

Statements of Income
For The Years Ended December 31, 2004 and 2003

	2004	2003
OPERATING INCOME:		
Commissions and Fees	$ 122,500	$ 93,500
OPERATING EXPENSES:		
Registration and Assessments	1,865	1,632
Office and Miscellaneous Expense	785	3,691
Management Fees	76,000	87,540
Consulting	43,500	-
TOTAL OPERATING EXPENSES	122,150	92,863
NET INCOME FOR THE YEAR	$ 350	$ 637

The accompanying notes are an integral part of the financial statments.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

DOWNING & CO., INC.

Statements of Retained Earnings
For the Years ended December 31, 2004 and 2003

	2004	2003
RETAINED EARNINGS, BEGINNING	$ 26,451	$ 25,814
Net Income for the Year	350	637
RETAINED EARNINGS, ENDING	$ 26,801	$ 26,451

The accompanying notes are an integral part of the financial statments.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

DOWNING & CO., INC.

Statements of Cash Flows
For The Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities		
Net Income	$ 350	$ 637
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Receivable from Affiliate	1,000	40
Total Adjustments	1,000	40
Net Cash Provided by Operating Activities	1,350	677
Net Increase of Cash and Cash Equivalents	1,350	677
Cash and Cash Equivalents at Beginning of Year	6,395	5,718
Cash and Cash Equivalents at End of Year	$ 7,745	$ 6,395

The accompanying notes are an integral part of the financial statements.



DOWNING & CO., INC.

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - ORGANIZATION AND OPERATION:

Downing & Co., Inc., a Massachusetts corporation, became a wholly owned subsidiary of Downing & Company Holdings, Inc. on May 1, 1988.

The Company is an investment banking firm with offices in Plymouth, Massachusetts.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

The Company maintains its records on the accrual basis.

For 2004 and 2003 operating expenses are borne by the parent company which charges a management fee based on revenue, after allocating specific charges.

The income for the year is included in the consolidated income tax return of the parent company. The Company computes its federal and state income taxes as if it filed separate returns and credits the subsidiary company its share of the income taxes.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Note 3 - PENSION PLAN:

The Company had a defined benefit plan for employees over age 20 with a minimum service of 1 year. The required contributions were paid by the Company. The plan was terminated in 1989 and the employee benefits were frozen. The employee benefits were transferred to a defined contribution plan covering employees of the parent company and its subsidiary. In 1991, an amendment was added empowering the Trustee to acquire and hold qualifying employer's securities, as these terms are defined in the Employee Retirement Income Security Act of 1974.

Note 4 - RELATED PARTY TRANSACTIONS:

Downing & Company Holdings, Inc. provides management service to the Company. For 2004 management fees amounted to $76,000 and for 2003, $87,540.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

Note 5 - INCOME TAXES:

Federal income tax expense consists of the following:

	2004	2003
Federal and State Income Taxes	NONE	NONE
Less - Tax Benefits of Net Operating Loss Carryforward	NONE	NONE
Current Provision	NONE	NONE

The Company sustained substantial consolidated losses for the years 1994, 1996, 1997, 1998, 1999, 2000, 2001 and 2002. It could not be determined whether enough income would be generated to offset this loss, so no deferred asset was recorded. There remains a consolidated net operating loss carryforward of approximately $1,167,103 which expires in 2009-2024.

Note 6 - CONCENTRATIONS:

In 2004, 100% of revenues were derived from two customers. In 2003, 100% of revenue was derived from one customer.

DOWNING & CO., INC.

December 31, 2004

SCHEDULE I

Computation of Net Capital

Line			
3	Total Ownership Equity Qualified for Net Capital	$	53,802
	Deduct:		
6A	Non- Allowable Assets		46,513
8	Net Capital Before Haircuts		7,289
9	Haircuts on Securities		-
10	Net Capital	$	7,289

SCHEDULE II

Computation of Basic Net Capital Requirement

11	Minimum Net Capital Required (6-2/3% of Line 19)	30
12	Minimum Dollar Net Capital Requirement	5,000
13	Net Capital Requirement (Greater of Line 11 or 12)	5,000
14	Excess Net Capital (Line 10 Less Line 13)	2,289
15	Excess Net Capital at 1,000% (Line 10 Less 10% of Line 19)	7,243

SCHEDULE III

Computation of Aggregate Indebtedness

16	Total A.I. Liabilities from Statement of Financial Position	456
19	Total Aggregate Indebtedness	456
20	Percentage of Aggregate Indebtedness to Net Capital	6 %

DOWNING & CO., INC.

December 31, 2004

Reconciliation of Audited Computation of Net Capital to Net Capital Per Focus Report

Net Capital Per Focus Report		$	7,745
Auditor's Adjustments		(	456)
Per Audit Computation - Non-Allowed Assets	$ 46,513		
Per Focus Report	46,513		0
Per Audited Report - Haircut on Securities	-		
Per Focus Report		(	-)
Per Audited Computation		$	7,289

We found no material inadequacies in our examination of the financial reports for the year ended December 31, 2004.

Raphael and Raphael LLP

Raphael and Raphael LLP


Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

Board of Directors
Downing & Co., Inc.
Plymouth, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Downing & Co., Inc. for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 25, 2005